Himalaya Shipping Ltd. (HSHP) - Management Changes

Hamilton, Bermuda, July 3, 2023

Himalaya Shipping is announcing management changes as follows:

The Company has moved the roles of Chief Accounting Officer and Financial Controller to London.

Ms. Alfi Lao joined Himalaya Shipping Ltd as Chief Accounting Officer in April 2023. She has more than 10 years accounting experience in the Shipping Industry, having served in various accounting roles at Golar LNG Limited and Golar LNG Partners LP from 2012 to 2023. Prior to Golar, she worked at Ernst & Young London from 2006 to 2012 and KPMG Philippines from 2002 to 2006. She is a Certified Public Accountant and has a Bachelor of Science in Accountancy degree from the University of San Carlos.

Mr. Vidar Hasund will resign as contracted Chief Financial Officer effective July 1, 2023, but will still be available as an advisor to the Board and the management team of Himalaya and will continue as CFO for 2020 Bulkers.

Mr. Herman Billung will be appointed as acting CFO of Himalaya Shipping Ltd, under the management agreement between 2020 Bulkers Management AS and Himalaya Shipping Ltd and continue as acting CEO under the same agreement.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +4791831590

Forward-Looking Statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions. The forward-looking statements involve risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein.